UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

INFITECH VENTURES INC.
(Exact name of Small Business Issuer as specified in its charter)

NEVADA	98-0335119
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

20 Lyall Avenue
Toronto, Ontario, Canada	M4E 1V9
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (416) 691-4068

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Shares of Common Stock, $0.001 Par Value
(Title of class)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form 10-SB constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements, identified by words such as “plan”, "anticipate," "believe," "estimate," "should," "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those described in the forward-looking statements. Such risks and uncertainties include those set forth under Item 2. "Management's Discussion and Analysis or Plan of Operation" and elsewhere in this Registration Statement. We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. We advise you to carefully review the reports and documents we file from time to time with the Securities and Exchange Commission (“SEC”), particularly our annual reports on Form 10-KSB, our quarterly reports on Form 10-QSB and our current reports on Form 8-K.

As used in this Registration Statement, the terms "we", "us", "our", “Company” and “Infitech” mean Infitech Ventures Inc. unless otherwise indicated. All dollar amounts in this Registration Statement are in U.S. dollars unless otherwise stated.

PART I

ITEM 1.             DESCRIPTION OF BUSINESS.

INTRODUCTION

We were incorporated on October 24, 2000 under the laws of the State of Nevada for the purpose of seeking business opportunities with respect to environmental technologies and products.

Our business currently revolves around the development and marketing of a proprietary, patent-pending technology (the “Wax Technology”) that uses a molten wax compound consisting of paraffin wax and resins to control, clean and remediate oil and other liquid fuel spills on land and on water.

We have developed and successfully tested prototypes of the Wax Technology and are in the process of refining the Wax Technology for commercial application. We intend to develop a variety of different products based on our Wax Technology for use in different applications. Once we have completed the development of our commercial products, we will proceed with the marketing stage of our business plan which involves marketing our products directly to environmental remediation contractors, insurance companies and other organizations involved in environmental clean-up activities. Although we have successfully developed and tested prototypes based on our Wax Technology, we have yet to complete the commercial development of products based on that technology. Our ability to pursue our plan of operation, as discussed below, depends upon our obtaining substantial financing, of which there is no assurance.

THE WAX TECHNOLOGY

We entered into a Technology Transfer Agreement (the “Technology Agreement”) with the Wax Technology’s inventor, William Nelson, on May 6, 2004. Pursuant to the Technology Agreement, Mr. Nelson assigned to us all rights, title and interest to the Wax Technology, including the patent application registered by Mr. Nelson with respect to the Wax Technology. As consideration, we paid Mr. Nelson $10,000 and agreed to issue to Mr. Nelson 150,000 shares of our common stock, which shares have not yet been issued, and a royalty of $0.10 CDN per pound of any products incorporating the Wax Technology produced by us. In addition, we agreed to pay Mr. Nelson a consulting fee of $1,000 CDN per month for a period of twelve months to assist us with technical issues related to the manufacture, use and improvement of the Wax Technology.

The Wax Technology, invented by William Nelson, utilizes a wax compound made up of a proprietary mixture of paraffin wax and synthetic resins to control and clean oil spills on still bodies of water and shorelines. The wax compound is heated to a liquid state and the molten wax compound is then sprayed on top of the oil spill in a manner similar to spray painting a car. Once the wax compound comes into contact with the oil spill, whether the spill is on water or the ground, the wax instantaneously solidifies. A chemical reaction occurs as the hydrocarbon molecules present in the oil spill automatically bond with the hydrocarbon molecules present in the wax. The result is a solidified mixture that floats and which can then be easily collected and disposed of. The Wax Technology is designed for easy use by any laborer, significantly reduces the costs and dangers associated with existing remediation methods and cleans to existing environmental standards.

In May 2004, we engaged Bodycote Materials Testing Canada Inc. (“Bodycote”), an independent testing facility, to examine the effectiveness of the Wax Technology. In Bodycote’s experiment, a prototype batch of our molten wax compound was poured over a one centimeter thick layer of crude oil covering a surface of water. According to Bodycote’s results, the molten wax compound absorbed approximately 40% of its own weight in crude oil.

PATENTS AND TRADEMARKS

The inventor of the Wax Technology, Mr. Nelson, registered a patent application with the Canadian Intellectual Property Office (the “CIPO”) under the application number CA2314066 on July 17, 2000. In order to keep our patent application current, we are required to pay annual maintenance fees to the CIPO. In order to be granted a final patent from the CIPO, we are required to request that the CIPO conduct an examination of our application within five years from the date the application was filed. If we fail to file a request for examination within that timeframe, our application will be abandoned. It is our intent to file a request for examination before this occurs.

MANUFACTURING AND PRODUCTION

Once we have completed the commercial development of our products, we plan to market those products directly to emergency response contractors, insurance companies and other emergency response organizations involved in the clean up and remediation of oil spills. Although we have developed and successfully tested prototypes of our Wax Technology, we are in the process of developing and refining various formulations and have not completed the development of our products for commercial application, nor have we received any revenues to date. We are currently working with The International Group, Inc. (“IGI”), a leading paraffin wax supplier, to refine our formulation for various applications. As a result of Mr. Nelson’s long-standing relationship with IGI, they have agreed to assist us and to supply our paraffin wax needs during the refinement process free of charge.

We are also working with a number of suppliers to produce “mini-kits” of our wax products to be used by consumers. The kits would be targeted to allow everyday consumers to use our products to clean minor oil spills. We plan to introduce these kits as part of our product introduction strategy and intend to sell them directly to consumers either online or by telephone. We will also provide consumers with after-sales services and support.

Once we have completed the development of our commercial products, we expect to enter into a formal agreement with IGI for the manufacture and supply of our wax compound. There are a number of suppliers who provide paraffin wax in raw form, however, there are a limited number of suppliers willing and able to supply specialized wax composites. However, we have not yet entered into a formal agreement with IGI for the manufacture and supply of wax products and there is no assurance that we will be able to reach such an agreement with them. If we are unable to reach an agreement with IGI for the manufacture and supply of our products, we will have to seek alternative suppliers.

MARKETING AND SALES PLAN

We have not yet completed the development of our products for commercial application and have not received any revenues or sales of our products to date. Once we have completed the refinement and development of our products for commercial sale, we expect to focus our marketing and sales efforts on markets within the United States and Canada, especially in industrialized areas vulnerable to, and with a history of, spill occurrences.

It is expected that we will concentrate our marketing and sales efforts directly at approved emergency response contractors, insurance companies and other organizations involved in the control and remediation of oil spills. We also intend to license our products to global sales agents who will assist us in marketing our products worldwide.

COMPETITION

We are not currently aware of any other oil spill remediation technologies based upon a wax based formulation. However, there are a number of existing and established technologies and techniques currently being used to clean oil spills. Some of the techniques currently used in the industry include:

(a)
Mechanical Recovery and Containment methods which utilize floating booms to contain oil spills on water. The oil is then collected by skimmers which remove oil and water from the surface or by vacuum hoses which such the oil and water from the surface.

(b)
Chemical Dispersants which are sprayed onto an oil spill from aircrafts or boats. The chemicals break the oil up into tiny droplets. The use of dispersants accelerates the process of physical and chemical break down that would occur during natural weathering.

(c)
In Situ Burning in which the oil spill is intentionally set ablaze to burn the oil off the surface. Customarily, in situ burning on water involves corralling the oil using booms and setting it ablaze using flares, explosives or lasers. The oil fire then burns until the fuel runs out or conditions favorable to combustion change.

(d)	Absorbents/Tissues may also be used to wipe or absorb the oil from the surface of the water or from the land. A variety of natural or synthetic materials may be used as absorbing agents.

We believe that our Wax Technology provides distinct and unique advantages over existing techniques and technologies. Our Wax Technology is more economical and efficient than existing mechanical techniques, more effective than chemical dispersants, safer than in situ burning and more effective than existing absorbents. In addition, unlike exiting absorbents, our Wax Technology can be recycled once the spent wax has been collected. We are unaware of any other paraffin wax based methods currently being used for oil spill remediation.

We believe that the success of our Wax Technology in the oil spill remediation market will depend ultimately on the price of our completed products, the efficiency and ease of its use and, most importantly, its effectiveness in cleaning oil spills in a variety of situations.

GOVERNMENT REGULATIONS

The hazardous materials remediation industry is highly regulated and products incorporating our Wax Technology will be subject to various local, state and federal approvals. We may be required to obtain the approval of regulatory agencies such as the U.S. Environmental Protection Agency and Environment Canada before remediation contractors and other organizations can utilize our expected products. We may incur material costs or liabilities in obtaining such approvals and/or complying with applicable laws and regulations. Furthermore, our potential customers may be required to comply with numerous laws and regulations when engaging in environmental remediation activities.

We do not anticipate any material costs associated with complying with local, state or federal environmental laws in the production of our anticipated products as we intend to contract out the manufacturing of our anticipated wax products.

EMPLOYEES

We currently have only one full-time employee, our founder, sole director and President, Secretary and Treasurer, Paul G. Daly. However, we have retained the services of two consultants whose services are crucial to our future success, the inventor of the Wax Technology, William Nelson and Dr. C.C. Shen. See Item 5 “Directors and Executive Officers, Promoters and Control Persons.”

ADDITIONAL INFORMATION

Once our Registration Statement is effective, we will be subject to the Exchange Act requirements to file reports, proxy statements, and other information with the SEC regarding our business, financial condition, and other matters pursuant to and in accordance with the Exchange Act. You may read and copy the reports, proxy statements, and other information filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference facilities. The reports, proxy statements, and other information filed with the SEC are also available to the public on the SEC’s website at www.sec.gov. All inquiries regarding us should be addressed to our principal executive offices located at 20 Lyall Avenue, Toronto, Ontario, Canada M4E 1V9.

We do not intend to deliver copies of our annual report or other periodic filings with the SEC to our stockholders unless we receive a specific request for such materials.

ITEM 2.             MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

Our plan of operation for the next twelve months involves the following:

1.
Product Development: We intend to continue to develop and refine various formulations of our Wax Technology to develop a number of final products for application on various types of oils and fuels and locations. We are currently working with IGI to test and finalize different formulations of our wax compounds based on our technology. We are also working with a number of suppliers to develop “mini-kits” to be used by consumers and businesses for minor household and commercial spills. We expect to complete the development of our anticipated products within the next six months.

2.
Market Development: Once we have completed the development of our anticipated products, we intend to focus our efforts on developing the market for those products. We will refine our marketing and sales program for each of the products depending upon the results our product development efforts. We anticipate that we will attempt to market and promote our products directly to environmental remediation contractors and through internet and telephone sales. We will analyze our business model based on the anticipated costs of manufacturing our products and will determine the price of our products based upon that analysis and upon our analysis of market demand.

We anticipate spending approximately $750,000 over the next twelve months in pursuing our plan of operation. This amount is in excess of our current cash reserves and anticipated revenues for that period. It is anticipated that our business will not generate any significant revenues over the next twelve months. Accordingly, we will require substantial additional financing in order to fund our plan of operation. We anticipate that any additional financing will likely be in the form of equity financing as substantial debt financing will not be as available at this stage of our business.

Currently, we do not have any financing arrangements in place and there is no assurance that we will be able to achieve sufficient financing required to proceed with the development of our products. If we do not obtain the necessary financing, then our plan of operation will be scaled back according to the amount of funds available. The inability to raise the necessary financing will severely restrict our ability to complete the development and commercialization of our products.

RESULTS OF OPERATIONS

Summary of Results

		Year Ended July 31
			Percentage
	2004	2003	Increase / (Decrease)
Revenue	$ Nil	$ Nil	--
Expenses	(18,146)	(5,722)	217.1%
Net Income (Loss)	$(18,146)	$(5,722)	(217.1%)

Revenue

We have not earned any revenue to date and we do not anticipate earning revenue until we have completed commercial development of products incorporating our Wax Technology. We are presently in the development stage of our business and we can provide no assurance that we will be able to complete commercial development or successfully sell or license products incorporating our Wax Technology once development is complete.

Expenses

Our expenses for the years ending July 31, 2004 and July 31, 2003 consist of office expenses, professional fees, rent, and web-site development costs. Our expenses increased during the fiscal year ended July 31, 2004 primarily as a result of an increase in our professional fees of $2,942 in 2003 to $14,547 during 2004. This increase in our professional fees relates primarily to professional fees paid in connection with our acquisition of the Wax Technology from Mr. Nelson.

LIQUIDITY AND FINANCIAL CONDITION

Working Capital
			Percentage
	At July 31, 2004	At July 31, 2003	Increase / (Decrease)
Current Assets	$36,222	$58,538	(38.1%)
Current Liabilities	(10,030)	(4,200)	138.8%
Working Capital Surplus	$26,192	$54,338	48.2%

Cash Flows
	Year Ended July 31
	2004	2003
Net Cash used in Operating Activities	$(12,316)	$(5,722)
Net Cash used in Investing Activities	(10,000)	Nil
Net Cash used in Financing Activities	Nil	4,900
Net Decrease in Cash During Period	$(22,316)	$(822)

The decrease in our current assets and increase in our current liabilities at July 31, 2004 is primarily a result of the increase in our expenses arising from our acquisition of the Wax Technology from Mr. Nelson and from the fact that we had no revenue or sources of financing during the fiscal year ended July 31, 2004.

We had cash on hand of $36,222 on July 31, 2004. Since our inception, we have used our common stock to raise money for our operations and for our property acquisitions. We have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operation. For these reasons our auditors stated in their report that there is substantial doubt that we will be able to continue as a going concern.

We anticipate spending approximately $750,000 over the next twelve months in pursuing our plan of operation. This amount is in excess of our current working capital reserves and we have not earned any revenues to date and do not anticipate earning revenues until we have completed commercial development of our anticipated products. Accordingly, we will require substantial additional financing in order to fund our plan of operation. We anticipate that any additional financing will likely be in the form of equity financing as substantial debt financing will not be as available at this stage of our business.

OFF-BALANCE SHEET ARRANGEMENTS

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

RISKS AND UNCERTAINTIES

Need For Financing

We do not currently have the financial resources to complete our plan of operation for the next twelve months. We anticipate that we will require financing in the amount of $750,000 in order to fund our plan of operation over the next twelve months. We do not have any financing arrangements in place and there is no assurance that we will be able to obtain sufficient financing on terms acceptable to us or at all. If financing is not available or obtainable, our ability to meet our financial obligations and pursue our plan of operation will be substantially limited and investors may lose a substantial portion or all of their investment

Limited Operating History, Risks Of A New Business Venture

We were incorporated on October 24, 2000 and, prior to our acquisition of the Wax Technology, we had been involved primarily in organizational activities and in seeking business opportunities related to environmental technologies and products. We have not earned any revenues to date.

Potential investors should be aware of the difficulties normally encountered by a new enterprise and the high rate of failure of such enterprises. The potential for future success must be considered in light of the problems, expenses, difficulties complications and delays encountered in connection with the development of a business in the area in which we intend to operate and in connection with the formation and commencement of operations of a new business in general. These include, but are not limited to, unanticipated problems relating to research and development programs, marketing, approvals by government agencies, competition and additional costs and expenses that may exceed current estimates. There is no history upon which to base any assumption as to the likelihood that our business will prove successful, and there can be no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our Operations Will Be Subject To Extensive Government Regulations

Our operations will be subject to extensive government regulations in the United States, Canada and in other countries in which we may operate. In order to sell our anticipated products, we will likely be required to obtain a number of regulatory approvals at the federal, state and local level, including the approval of the U.S. Environmental Protection Agency and Environment Canada. We may incur material costs or liabilities in obtaining such approvals and/or complying with applicable laws and regulations. Furthermore, our potential customers may be required to comply with numerous laws and regulations when engaging in environmental remediation activities. There can be no assurance that we will be able to successfully comply with all present or future government regulations. An inability to obtain necessary regulatory approvals or the imposition of onerous conditions on the use of our anticipated products will have a materially adverse effect on us, our business and our financial condition.

Competition Is Intense And We May Be Unable To Achieve Market Acceptance

The business environment in which we intend to operate is highly competitive. Currently, there exist a number of established methods, products and technologies used to control, clean and remediate oil spills and we expect to experience competition from a number of established companies involved in the environmental remediation industry. Certain of our potential competitors will have greater technical, financial, marketing, sales and other resources than us.

In addition, while the environmental remediation industry is a mature one, there is no established market for products utilizing our Wax Technology. We are unable to provide assurances that our target customers and markets will accept our technologies or will purchase our products and services in sufficient quantities to achieve profitability. If a significant market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses incurred to develop products and we may be unable to meet our operational expenses. Acceptance of our anticipated products by environmental remediation firms and other organizations will depend upon a number of factors, including the cost competitiveness of our products, customer reluctance to try new products or services, regulatory requirements or the emergence of more competitive or effective products.

Rapid Technological Changes In Our Industry Could Make Our Products Obsolete

The environmental technology industry is characterized by rapid technological change and intense competition. New technologies, products and industry standards will develop at a rapid pace which could make our planned products obsolete. Our future success will depend upon our ability to develop and introduce product enhancements to address the needs of customers. Material delays in introducing product enhancements may cause customers to forego purchases of our product and purchase those of competitors.

Asserting And Defending Intellectual Property Rights May Impact The Results Of Our Operations

We have applied for a patent from the CIPO, however we have not received a final grant of patent from the CIPO and there is no assurance that a final patent covering our technology will be granted. Even if we are granted a final patent protecting our technology, the success of our business may depend on our ability to successfully defend our intellectual property rights. Future litigation may have a material impact on our financial condition even if we are successful in developing and marketing products. We may not be successful in defending or asserting our intellectual property rights.

An adverse outcome in any litigation or interference proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. In addition, a finding that any of our intellectual property rights are invalid could allow our competitors to more easily and cost-effectively compete. Thus, an unfavorable outcome in any patent litigation or interference proceeding could have a material adverse effect on our business, financial condition or results of operations.

The cost of any patent litigation or interference proceeding could be substantial. Uncertainties resulting from the initiation and continuation of patent litigation or interference proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and interference proceedings could also absorb significant management time.

Dependence On Key Personnel

Our success will largely depend on the performance of our directors and officers and our key consultants. Our success will also depend on our ability to attract and retain highly skilled technical, research, management, regulatory compliance, sales and marketing personnel. Competition for such personnel is intense. The loss of the services of such personnel or the inability to attract and retain other key personnel could impair the development of our business, operating results and financial condition.

ITEM 3.             DESCRIPTION OF PROPERTY.

We currently do not own any real property. We currently lease an office space located at 20 Lyall Avenue, Toronto, Ontario, Canada M4E 1V9, consisting of approximately 700 square feet at a cost of $200 per month. We also maintain a mailing address at Suite 1202, 1288 Alberni Street, Vancouver, British Columbia, Canada V6E 4N5.

ITEM 4.             SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT.

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 9, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, (iii) each of our named executive officers; and (iv) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial	Number of	Percentage of
	Owner	Shares	Common Stock
			(1)

Directors and Officers

Common Stock	PAUL G. DALY	6,000,000	50%
	Director
	President, Secretary and Treasurer
	20 Lyall Avenue
	Toronto, Ontario M4E 1V9

5% Shareholders

	None

(1)
Based on 12,000,000 shares of our common stock issued and outstanding as of December 9, 2004. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on December 9, 2004.

ITEM 5.             DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS AND OFFICERS

The following information sets forth the names of our officers and directors, their present positions with us, and their biographical information.

Name	Age	Office(s) Held

Paul G. Daly	54	Director, President, Secretary and Treasurer

Mr. Paul G. Daly is our founder and our sole director, President, Secretary and Treasurer and has served in those capacities since our incorporation on October 24, 2000. Mr. Daly founded Daly Environmental Consultants ("DEC") in 1992. DEC offers economical solutions to environmental problems of industrial and commercial firms and government agencies at federal, provincial/state and local levels. Prior to the formation of DEC, Mr. Daly was employed as Marketing Manager (1986-1992) for Deep Shaft Technology Inc. Mr. Daly's responsibilities in this position included contract negotiation, licensee arrangements, management of representative sales persons, and the organization of company participation in trade shows. From 1982 to 1986, Mr. Daly was employed as a Product Supervisor in the explosives division of C-I-L Inc. In addition, Mr. Daly is a member of several environment-related professional associations, including the Water Environment Association (WEF) and the Water Environment Association of Ontario (WEAO). In 1982 Mr. Daly received the CPPA Conference - Douglas Jones Environmental Award for significant contributions to the environment within the pulp and paper industry in Canada. From 1981 to 1992 Mr. Daly authored several papers for technical conferences held in Canada and the United States. Mr. Daly received his Bachelor of Science degree from Laurentian University (Canada) in 1975.

Terms of Office

Our directors are appointed for one year terms to hold office until the next annual general meeting of the holders of the our common stock, as provided by Article 330 of Chapter 78 of the Nevada Revised Statutes, or until his successor is elected and qualified or until he resigns or is removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by our board.

Committees of the Board of Directors

We do not presently have an audit committee, compensation committee, nominating committee, executive committee, stock plan committee or any other committees of our board of directors. As such, Mr. Daly acts in those capacities as our sole director.

Audit Committee Financial Expert

Mr. Daly is our sole director and does not qualify as an “audit committee financial expert.” We believe that the cost related to retaining such a financial expert at this time is prohibitive. Further, because we are in the start-up stage of our business operations, we believe the services of an audit committee financial expert are not warranted at this time.

OTHER SIGNIFICANT EMPLOYEES AND CONSULTANTS

Other than Mr. Daly, we do not currently have any significant employees. However, we have retained the services of two technical consultants who are crucial to our business plan, Dr. C.C. Shen and the inventor of our Wax Technology, William Nelson.

Mr. William Nelson has been retained by us under a twelve month contract to assist us in the commercialization and development of products based on our Wax Technology. Mr. Nelson is an accomplished inventor and is recognized around the world as a leading expert in paraffin waxes. Mr. Nelson currently acts as a consultant to several large chemical companies. In the past, Mr. Nelson has assisted aboriginals in British Columbia, Canada prospect for gold using a secret process he developed using black light and assisted in the remediation of Chernobyl by utilizing a technology he invented to seal the nuclear reactor’s stone casing or “sarcophagus” from leaking further radiation.

Dr. C.C. Shen acts as a special advisor to us on technical matters related to product development, operational issues and client development. Dr. Shen received a Bachelor of Science degree in 1970 from Chung-Yuang College of Science and Engineering in Taiwan, and a PhD in Chemical Engineering from the University of Idaho in 1976. Dr. Shen completed his doctoral thesis conducting research work on deep tank wastewater treatment processes and has spent more than 20 years in the wastewater treatment industry. He has been directly involved in the process design of several industrial and municipal wastewater plants in North America and Asia. In addition to his extensive process design experience, Dr. Shen has participated in the start-up, commissioning, and operations training of over 13 full scale wastewater plants around the world. Dr. Shen was employed by C-I-L Inc. from 1977 to1986, serving in various senior engineering positions within its environmental business, Eco Technology. In 1986 he assumed the position of Engineering Manager with Deep Shaft Technology Inc. where he was involved in the design of wastewater plants. Dr. Shen joined Zeneca Bio Products (now Astra-Zeneca) in 1992 where he worked as a Senior Process Engineer until 1996. Since 1996 Dr. Shen has continued his work in the environmental/engineering field, heading his own consulting firm, Shen and Associates.

ITEM 6.             EXECUTIVE COMPENSATION.

We do not currently have a bonus, profit sharing or deferred compensation plan for the benefit of our employees, officers or directors and we have not had any such plans since our inception. We have not paid any salaries or other compensation to our officers, directors or employees since our inception. We currently do not have an employment contract with Mr. Daly, our sole director and our President, Secretary and Treasurer.

Stock Option Grants

We did not grant any stock options to the executive officers or directors during our most recently completed fiscal year ended July 31, 2004 and we have not granted any stock options since our inception.

Compensation Arrangements

We do not pay to our directors or officers any salaries or consulting fees. We anticipate that compensation may be paid to our officers in the future.

We currently have an agreement with Mr. Nelson to pay him a consulting fee of $1,000 during the length of his consulting contract with us. We do currently do not have any other agreements for the compensation of our consultants.

ITEM 7.             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any relative or spouse of any of the foregoing persons who has the same house as such person.

ITEM 8.             DESCRIPTION OF SECURITIES.

The following is a description of the material terms of our capital stock. This description does not purport to be a complete description of all of the rights of our stockholders and is subject to and qualified in its entirety by the provisions of our most current Articles of Incorporation and bylaws, which are included as exhibits to this Registration Statement, and by the applicable provisions of the laws of the State of Nevada.

Our Articles of Incorporation authorize us to issue 100,000,000 shares of common stock with a par value of $0.001 per share. As of December 9, 2004 we had a total of 12,000,000 shares of our common stock issued and outstanding.

The holders of our common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of the holders of our common stock, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our Articles of Incorporation. Holders of our common stock do not have any preemptive rights to purchase shares in any future issuances of our common stock or any other securities.

The holders of our common stock are entitled to receive dividends pro rata based on the number of shares held, when and if declared by our Board of Directors, from funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the affairs of our company, all our assets and funds remaining after the payment of all debts and other liabilities are to be distributed, pro rata, among the holders of our common stock. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PART II

ITEM 1.             MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Currently there is no established public trading market for our securities. We anticipate applying to have our common stock traded on the over-the-counter bulletin board upon the effectiveness of this registration statement. There is no assurance that a public market for our securities will materialize. See “Penny Stock Rules,” below.

There are no outstanding options or warrants to purchase our common stock and there are no outstanding securities that are convertible into shares of our common stock. On December 9, 2004, we had 12,000,000 shares of our common stock outstanding, none of which may be sold pursuant to Rule 144 of the Securities Act. Currently we are not making any, and have not proposed to make any, public offerings of our common equity and we have made no agreements to register our common equity under the Securities Act for sale by stockholders.

Penny Stock Rules

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and in such form as the Commission shall require by rule or regulation. The broker-dealer also must, prior to effecting any transaction in a penny stock, provide the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt from those rules, the broker-dealer must: (a) make a special written determination that the penny stock is a suitable investment for the purchaser and (b) receive from the purchaser his or her written acknowledgement of receipt of the determination and a written agreement to the transaction.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock and therefore stockholders may have difficulty selling those securities.

Dividends

We have not declared any dividends on our common stock since our inception. There are no dividend restrictions that limit our ability to pay dividends on our common stock in our Articles of Incorporation or bylaws. Chapter 78 of the Nevada Revised Statutes (the “NRS”), does provide certain limitations on our ability to declare dividends. Section 78.288 of Chapter 78 of the NRS prohibits us from declaring dividends where, after giving effect to the distribution of the dividend:

(a)	we would not be able to pay our debts as they become due in the usual course of business; or

(b)
except as may be allowed by our Articles of Incorporation, our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution.

ITEM 2.             LEGAL PROCEEDINGS.

None.

ITEM 3.             CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.             RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have completed the following sales of our securities without the registration of those securities under the Securities Act:

On February 28, 2001, we issued a total of 6,000,000 shares of our common stock to a total of eleven purchasers at a price of $0.01 per share for aggregate proceeds of $60,000. These shares were issued pursuant to the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that the purchasers represented to us that they were not “U.S. persons” as that term is defined in Regulation S.

On August 15, 2002, we issued a total of 40,000 shares of our common stock to a total of fourteen purchasers at a price of $0.05 per share for aggregate proceeds of $2,000. These shares were issued pursuant to the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that the purchasers represented to us that they were not “U.S. persons” as that term is defined in Regulation S.

On December 31, 2002, we issued a total of 54,000 shares of our common stock to a total of 54 purchasers at a price of $0.05 per share for aggregate proceeds of $2,700. These shares were issued pursuant to the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that the purchasers represented to us that they were not “U.S. persons” as that term is defined in Regulation S.

On May 6, 2004, we agreed to issue a total of 150,000 shares of our common stock to William Nelson as partial consideration for his assignment of the Wax Technology to us. These shares were valued by us at $0.05 per share or $7,500 in the aggregate. These shares have not been issued to date, but it is expected that the shares will be issued to Mr. Nelson based upon the exemption to registration contained in Regulation S promulgated under the Securities Act on the basis that Mr. Nelson has represented to us that he is not a “U.S. person” as that term is defined in Regulation S.

ITEM 5.             INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our bylaws.

Chapter 78 of the NRS pertaining to private corporations, provides that we are required to indemnify our officers and directors to the extent that they are successful in defending any actions or claims brought against them as a result of serving in that position, including criminal, civil, administrative or investigative actions and actions brought by or on behalf of the Company.

Chapter 78 of the NRS further provides that we are permitted to indemnify our officers and directors for criminal, civil, administrative or investigative actions brought against them by third parties and for actions brought by or on behalf of the Company, even if they are unsuccessful in defending that action, if the officer or director:

(a)	is not found liable for a breach of his or her fiduciary duties as an officer or director or to have engaged in intentional misconduct, fraud or a knowing violation of the law; or

(b)
acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was lawful.

However, with respect to actions brought by or on behalf of the Company against our officers or directors, we may not indemnify our officers or directors where they are adjudged by a court, after the exhaustion of all appeals, to be liable to us or for amounts paid in settlement to the Company, unless, and only to the extent that, a court determines that the officers or directors are entitled to be indemnified.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by the general corporate laws of Nevada, provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers. Our bylaws further provide that we are not required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in us under the general corporate laws of Nevada or (iv) such indemnification is required to be made pursuant to our bylaws.

Our bylaws also provide that we are to advance funds to our officers or directors for the payment of expenses incurred in connection with defending a proceeding brought against them in advance of a final disposition of the action, suit or proceeding. However, as a condition of our doing so, the officers or directors to which funds are to be advanced must provide us with undertakings to repay any advanced amounts if it is ultimately determined that they are not entitled to be indemnified for those expenses.

The NRS and our bylaws also allow us to purchase and maintain insurance on behalf of our officers or directors, regardless of whether we have the authority to indemnify them against such liabilities or expenses.

PART F/S

FINANCIAL STATEMENTS

Index to Financial Statements:

1.	Auditors’ Report;

2.	Audited Financial Statements for the year ended July 31, 2004, including:

	a.	Balance Sheets as at July 31, 2004 and July 31, 2003;

	b.	Statements of Operations for the years ended July 31, 2004 and July 31, 2003 and the period from inception on October 24, 2000 to July 31, 2004;

	c.	Statements of Cash Flows for the years ended July 31, 2004 and July 31, 2003 and the period from inception on October 24, 2000 to July 31, 2004;

	d.	Statement of Stockholders’ Equity as at July 31, 2004; and

	e.	Notes to Financial Statements.

INFITECH VENTURES INC.
(A Development Stage Company)

FINANCIAL STATEMENTS
( Expressed in United States Dollars)

July 31, 2004

Dohan and Company Certified Public Accountants A Professional Association	7700 North Kendall Drive, 200 Miami, Florida 33156-7564 Telephone (305) 274-1366 Facsimile (305) 274-1368 E-mail info@uscpa.com Internet www.uscpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Infitech Ventures, Inc. (A Development Stage Company)
Toronto, Ontario

We have audited the accompanying balance sheets of Infitech Ventures, Inc. (A Development Stage Company) as of July 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infitech Ventures, Inc. (A Development Stage Company) at July 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a loss of $18,146 for the year ended July 31, 2004 and has an accumulated deficit of $34,508, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Dohan and Company, P.A.

/s/ Dohan and Company, P.A.

Certified Public Accountants

Miami, Florida
November 10, 2004

INFITECH VENTURES INC.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in United States Dollars)
July 31

	2004	2003

ASSETS

Current
Cash and cash equivalents	$36,222	$58,538
Deferred tax asset less valuation allowance of $12,078 and $5,727	-	-
Total current assets	36,222	58,538

Patent and intellectual property (Note 4)	17,500	-

Total Assets	$53,722	$58,538

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$5,830	$-
Accounts payable and accrued liabilities - related party	2,400	2,400
Due to related parties (Note 6)	1,800	1,800
Total current liabilities	10,030	4,200

Stockholders' equity
Common stock
Authorized 100,000,000 shares with par value of $0.001
Issued 12,094,000 shares (2003 - 12,094,000)	12,094	12,094
Additional paid-in capital	58,606	58,606
Obligation to issue shares (Note 4)	7,500	-
Deficit accumulated during the development stage	(34,508)	(16,362)

Total stockholders' equity	43,692	54,338

Total liabilities and stockholders' equity	$53,722	$58,538

History and organization of the Company (Note 1)

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)

	Period from
	Inception
	(October 24, 2000)	Year ended	Year ended
	to July 31, 2004	July 31, 2004	July 31, 2003

EXPENSES
Office and miscellaneous	$1,295	$1,013	$80
Professional fees	25,527	14,547	2,942
Rent	7,200	2,400	2,400
Web-site development	486	186	300

Loss before income taxes	34,508	18,146	5,722

Provision for income taxes	-	-	-

Net loss	$(34,508)	$(18,146)	$(5,722)

Basic and diluted net loss per share		$(0.01)	$(0.01)

Weighted average number of shares outstanding		12,094,000	12,069,721

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

	Period from
	Inception
	(October 24, 2000)	Year ended	Year ended
	to July 31, 2004	July 31, 2004	July 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(34,508)	$(18,146)	$(5,722)
Changes in liabilities
Increase in accounts payable and accrued liabilities	5,830	5,830	-
Increase in accounts payable and accrued
liabilities - related party	2,400	-	-
Net cash used in operating activities	(26,278)	(12,316)	(5,722)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	70,700	-	4,700
Increase in due to related parties	1,800	-	200
Net cash provided by financing activities	72,500		4,900

CASH FLOWS FROM INVESTMENT ACTIVITIES
Acquisition of patent	(10,000)	(10,000)	-
Net cash used in investment activities	(10,000)	(10,000)	-

Change in cash and cash equivalents for the period	36,222	(22,316)	(822)

Cash and cash equivalents, beginning	-	58,538	59,360

Cash and cash equivalents, ending	$36,222.00	$36,222.00	$58,538.00

Cash paid for interest during the year	$-	$-	$-

Cash paid for income taxes during the year	$-	$-	$-

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

					Deficit
					Accumulated
	Common Shares		Additional	Obligation	During the
			Paid in	to Issue	Development
	Number	Amount	Capital	Shares	Stage	Total

Balance, October 24, 2000 (date of inception)	-	$-	$-	$-	$-	$-

Common stock issued for cash at $0.001
per share, November 13, 2000	6,000,000	6,000	-	-	-	6,000
Common stock issued for cash at $0.01
per share, December 29, 2000	6,000,000	6,000	54,000	-	-	60,000
Net loss	-	-	-	-	(6,995)	(6,995)

Balance, July 31, 2001	12,000,000	12,000	54,000	-	(6,995)	59,005

Net loss	-	-	-	-	(3,645)	(3,645)

Balance, July 31, 2002	12,000,000	12,000	54,000	-	(10,640)	55,360

Common stock issued for cash at $0.05
per share, August 15, 2002	40,000	40	1,960	-	-	2,000
Common stock issued for cash at $0.05
per share, December 31, 2002	54,000	54	2,646	-	-	2,700
Net loss	-	-	-	-	(5,722)	(5,722)

Balance, July 31, 2003	12,094,000	12,094	58,606	-	(16,362)	54,338

Obligation to issue shares for patent	-	-	-	7,500	-	7,500
Net loss	-	-	-	-	(18,146)	(18,146)

Balance, July 31, 2004	12,094,000	$12,094	$58,606	$7,500	$(34,508)	$43,692

See accompanying notes

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
July 31, 2004

1.

HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated on October 24, 2000, under the Laws of the State of Nevada. The Company intends to operate an internet website to provide services relating to the process of solidifying and removing spilled oil on land and water. The Company is considered to be a development stage company, as it has not generated revenues from operations.

All amounts are stated in United State dollars unless otherwise noted.

2.

GOING CONCERN

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of common stock. Continued operations of the Company are dependant on the Company’s ability to complete equity financings or generate profitable operations in the future. Management’s plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2004	2003
Deficit accumulated during the developmental stage	$(34,508)	$(16,362)
Working capital	$ 26,192	$54,338

3.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Company are as follows:

Use of estimates

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in the statements of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statement of operations.

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
July 31, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At July 31, 2004 and 2003, cash and cash equivalents consisted of cash held at banks and cash held in trust by the Company’s lawyer.

Web-site development costs

Web-site development costs are expensed as incurred.

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefit) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic net loss per share) and potentially dilutive shares of common stock.

Recent accounting policies

In January 2003, FASB issued Financial Interpretation No.46”Consolidation of a Variable Interest Entities” (“FIN 46”) (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. The consolidation requirements for all other types of entities is required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement is not expected to have a material effect on the Company’s financial position or results of operations.

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
July 31, 2004

4.

PATENT AND INTELLECTUAL PROPERTY

Pursuant to an agreement dated May 6, 2004, the Company acquired a patent and intellectual rights to a process to solidify and remove spilled oil on land and water.

In consideration for the sale, assignment and transfer of the technology, the Company agreed to:

a)	Pay the inventor the sum of $10,000 upon execution of the agreement (paid)
b)	Issue to the inventor a total of 150,000 shares of common stock upon execution of the agreement valued at $0.05 per share (accrued)
c)
Pay to the inventor a royalty fee in the amount of Cdn $0.10 per pound of the formulation produced by or on behalf of the Company to any subsidiary, affiliate, agent or sub-contractor of the Company as defined in the agreement.

The Company further agreed to pay the inventor Cdn $1,000 per month as consulting fees for a period of twelve months, commencing May 2004.

5.	INCOME TAXES A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003

Net loss	$(18,146)	$(5,722)

Expected income tax recovery	6,351	2,003
Unrecognized current benefit of operating losses	(6,351)	(2,003)

Total income taxes	$-	$-

The Company’s income tax asset is as follows:

	2004	2003

Tax benefit of net operating loss carryforward	$12,078	$5,727
Valuation allowance	(12,078)	(5,727)

Net income tax asset	$-	$-

INFITECH VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
July 31, 2004

5.

INCOME TAXES (cont’d)

The Company has net operating loss carryforwards of approximately $34,520 available for deduction against future years taxable income. The valuation allowance increased to $12,078 during the period ended July 31, 2004, since the realization of the net operating loss carryforwards are doubtful. It is possible that the Company’s estimate of the valuation allowance will change. The operating loss carryforwards will expire at various times through 2024.

6.

RELATED PARTY TRANSACTIONS

At July 31, 2004, there is $1,800 (2003 - $1,800) payable to directors and shareholders of the Company. The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year the Company paid rent of $2,400 (2003 - $2,400) to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represents the amount of consideration established and agreed to by the related party.

7.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and accounts payable and accrued liabilities – related parties and due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the development of a technology relating to the process of solidifying and removing spilled oil on land and water, primarily in Canada.

PART III

ITEM 1.             INDEX TO EXHIBITS.

Exhibit Number	Description of Exhibit

3.1	Articles of Incorporation.

3.2	Bylaws.

4.1	Specimen Common Stock Certificate.

10.2	Technology Transfer Agreement dated May 6, 2004 between William Ernest Nelson and Infitech Ventures Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2004

INFITECH VENTURES INC.

By:	/s/ Paul G. Daly
PAUL G. DALY
President, Secretary and Treasurer